UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

April 28, 2010

Cienega Creek Holdings, Inc.
(Exact name of registrant as specified in its charter)

Nevada	000-53364	20-5432794
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Room 2303, 2304 ShenFang Square, 3005 RenMing Road South
LuFung District, Shenzhen, China 518001
(Address of principal executive offices) (Zip Code)

(86) 13168096855
(Registrant’s telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

CIENEGA CREEK HOLDINGS, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

CIENEGA CREEK HOLDINGS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY SHAREHOLDERS OF CIENEGA CREEK HOLDINGS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about May 3, 2010, to the holders of common stock, par value $0.001 per share, of Cienega Creek Holdings, Inc., a Nevada corporation (the “Company”).  You are receiving this Information Statement in connection with the appointment of two persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill two seats on the Company’s Board.  The resignation of the existing director and the appointment of the new directors will be effective ten (10) days following the filing and mailing of this Information Statement to the Company’s shareholders.

On April 26, 2010, the Company entered into a Common Stock Purchase Agreement (the “Purchase Agreement”) by and among China Sheng Yong Bio-pharmaceutical Holding Company Limited, a British Virgin Islands limited company (the “Buyer”), Belmont Partners, LLC, a Virginia limited liability company (the “Seller”), and the Company.  Pursuant to the terms of the Purchase Agreement, on April 26, 2010 (the “Closing Date”), the Buyer acquired from the Seller 1,299,000 shares (the “Purchased Stock”), or approximately 56.62%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, the Buyer paid the Seller $280,000 and the Company agreed to issue to the Seller shares of its common stock (the “Issued Stock”) such that the Seller will own 5% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  Joseph J. Meuse, the former President and a current director of the Company, is a managing member of the Seller.  The closing of the sale of the Purchased Stock, and the appointment of Qingyu Meng  as President and Director of the Company and Yung Kong Chin  as Secretary and Director of the Company, resulted in a change in control of the Company.  Qingyu Meng  is a director and President of the Buyer and Yung Kong Chin is a director and Secretary of the Buyer.

Further and in connection with the closing of the sale of the Purchased Stock (the “Closing”), on April 26, 2010, Joseph J. Meuse, our former President and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 26, 2010 increased the size of the Board to two directors and appointed Yung Kong Chin and Qingyu Meng to fill the vacancies created by such resignation and increase in the size of the board of directors, which appointments will become effective upon the effectiveness of the resignation of Joseph J. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES

Upon the closing of the sale of the Purchased Stock on April 26, 2010, the Company had 75,000,000 authorized shares of common stock, par value $0.001 per share.  Upon the closing of the sale of the Purchased Stock, 2,294,250 shares of common stock were issued and outstanding.  Each share of common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of April 26, 2010 (i) by each person who is known by us to beneficially own more than 5% of our common stock; (ii) by each of our officers and directors; and (iii) by all of our officers and directors as a group. Unless otherwise specified, the address of each of the persons set forth below is in care of the Company, Room 2303, 2304 ShenFang Square, 3005 RenMing Road South, LuFung District, Shenzhen, China 518001. Except as indicated in the footnotes to this table and subject to applicable community property laws, the persons named in the table to our knowledge have sole voting and investment power with respect to all shares of securities shown as beneficially owned by them. The information in this table is as of April 26, 2010 based upon 2,294,250 shares of common stock outstanding.

Name and Address of Beneficial Owner	Office, If Any	Amount and Nature of Beneficial Ownership		Percent Common Stock
	Officers and Directors
Qingyu Meng	President and Director nominee	1,299,000	(1)	56.6	%(1)

Yung Kong Chin	Secretary and Director nominee	1,299,000	(2)	56.6	%(2)

Joseph Meuse 360 Main Street PO Box 393 Washington, Virginia 22747	Director and former President	-	(3)	-	(3)

Michael A. Klinicki 9181 S. Antler Crest Drive Vail, Arizona 85641	Former CEO	-		-

All officers and directors as a group (four persons named above)		1,299,000		56.6%

	5% Security Holders

China Sheng Yong Bio-pharmaceutical Holding Company Limited		1,299,000		56.6%

Belmont Partners, LLC 360 Main Street PO Box 393 Washington, Virginia 22747		-	(4)	-	(4)

* Less than 1%
- N/A

(1)  Mr. Meng is a director and President of China Sheng Yong Bio-pharmaceutical Holding Company Limited, which is the owner of 1,299,000 shares of the Company’s common stock.

(2)  Mr. Chin  is a director and Secretary of China Sheng Yong Bio-pharmaceutical Holding Company Limited, which is the owner of 1,299,000 shares of the Company’s common stock.

(3)  Mr. Meuse is a Managing Member of Belmont Partners, LLC, to which the Company is obligated to issue shares of its common stock such that the Belmont Partners, LLC will own 5% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  As there is no right to acquire such shares within 60 days and the actual number of shares to be issued cannot be determined until the time of such merger, such shares have not been included in the numbers of shares listed in the table.

(4)  The Company is obligated to issue to Belmont Partners, LLC shares of its common stock such that the Belmont Partners, LLC will own 5% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  As there is no right to acquire such shares within 60 days and the actual number of shares to be issued cannot be determined until the time of such merger, such shares have not been included in the numbers of shares listed in the table.

CHANGE IN CONTROL

On April 26, 2010, the Company entered into the Purchase Agreement by and among China Sheng Yong Bio-pharmaceutical Holding Company Limited, or the Buyer, Belmont Partners, LLC, or the Seller, and the Company.  Pursuant to the terms of the Purchase Agreement, on April 26, 2010, the Buyer acquired from the Seller 1,299,000 shares, or approximately 56.62%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, the Buyer paid the Seller $280,000 and the Company agreed to issue to the Seller shares of its common stock such that the Seller will own 5% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  Joseph J. Meuse, the former President and a current director of the Company, is a managing member of the Seller.  The closing of the sale of the Purchased Stock, and the appointment of Qingyu Meng as President and Director of the Company and Yung Kong Chin as Secretary and Director of the Company, resulted in a change in control of the Company. Qingyu Meng  is a director and President of the Buyer and Yung Kong Chinis a director and Secretary of the Buyer.

Further and in connection with the closing of the sale of the Purchased Stock, on April 26, 2010, Joseph J. Meuse, our former President and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.  In addition, our board of directors on April 26, 2010 increased the size of the Board to two directors and appointed Yung Kong Chin and Qingyu Meng to fill the vacancies created by such resignation and increase in the size of the board of directors, which appointments will become effective upon the effectiveness of the resignation of Joseph J. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

Prior to the Closing, our Board of Directors consisted of one director, Joseph J. Meuse (the “Current Director”).  The Current Director has submitted a letter of resignation and Yung Kong Chin and Qingyu Meng have been appointed to our Board of Directors (the “Incoming Directors”).  The resignation of the Current Director and appointment of the Incoming Directors will both become effective 10 days after the filing and mailing of this Schedule 14f-1 (the “Effective Date”).  On April 26, 2010, the board of directors appointed the new executive officers as listed below.

NAME	AGE	POSITION
Qingyu Meng(1)	41	Director and President
Yung Kong Chin(1)	57	Director and Secretary
Joseph J. Meuse(2)	39	Director

(1)  Will become a director on the Effective Date.
(2)  Current director until the Effective Date.

Yung Kong Chin    Mr. Chin graduated from the University of Hull in the United Kingdom with a Master of Finance.  Mr. Chin served as president of QMIS Capital Finance Pty. Ltd. in Singapore and QMIS Capital Finance Investment Inc. from 2003 to the present.  Before joining QMIS, he was a financial controller for the Kwok Group company in China.

Qingyu Meng         Mr. Meng is a Master’s Degree candidate with a bio-pharmaceuticals major in the life science college, Heilongjiang August First Land Reclamation University.  Since 2001, he has specialized in housefly bio-active proteins’ medical application research in the area of molecular biology. He is the member of Heilongjiang Provincial Hospital Management Association Professional Committee of Clinical Nutrition; the managing director of Daqing Nutrition Society; a technology partner of State Key Protein Structure Laboratory; and he independently has four national invention patents of full housefly bio-active proteins.  Since 2005, he has been the chairman and president of China Housefly Biotechnology Holding Company.

Joseph J. Meuse   Mr. Meuse resides in Warrenton, VA.  Mr. Meuse has been involved with corporate restructuring since 1995. He is the Managing Member of Belmont Partners, LLC and was previously a Managing Partner of Castle Capital Partners.  Mr. Meuse attended the College of William and Mary.  In the past five years, Mr. Meuse has served as a director of numerous reporting public companies including Action Industries, Inc., All State Properties Holdings, Inc., Blue Gem Enterprise, Cinnabar Ventures, Inc., Blue Fish Clothing, Inc., Brite-Strike Tactical Illumination Products, Inc., Comprehensive Healthcare Solutions, Inc., Contracted Services, Inc., Firstar Exploration Corp., Fresca Worldwide Trading Company, Geopulse Explorations, Inc., Hudson’s Grill International, Inc., iDcentrix, Inc., Intercontinental Resources, Inc., Ivecon Corp., Jamaica Jim, Inc., Jasper Ventures, Inc., King Resources, Inc., Lions Petroleum Inc., Madrona Ventures, Inc., Michael Lambert, Inc., Miller Diversified Corp., Network Capital Inc., Recycle Tech Inc., RPHL Acquisition Corp, Shimmer Gold, Inc., Smart Holdings, Inc., SpectraSource, Inc., 3D Shopping.com, Springfield Company, Inc., Unidigital, Inc., Volcanic Gold, WES Consulting, Inc., XRG, Inc., and Yzapp International, Inc.

Currently, Mr. Meuse serves on the board of directors of the following public companies:  Big Red Gold, Inc., Data Storage Consulting Services, Inc., Cienega Creek Holdings, Inc., Luke Entertainment, Inc., NuOasis Laughlin, Daytona Systems, Inc., and Heroes, Inc.

Family Relationships

There is no family relationship among any of our officers or directors.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and officers and holders of more than 10% of the issued and outstanding shares of our common stock to file with the SEC initial reports of ownership, and reports of changes in ownership, of common stock and other equity securities of the Company. Based solely on our review of copies of the reports by some of those persons, the Company believes that, during fiscal year 2010, all of its directors and officers and holders of more than 10% of the issued and outstanding shares of our common stock complied with all reporting requirements under Section 16(a).

CERTAIN RELATED TRANSACTIONS AND RELATIONSHIPS

Transactions with Related Persons

The following includes a summary of transactions since the beginning of the fiscal year ending March 31, 2010, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

On April 26, 2010, the Company entered into the Purchase Agreement by and among China Sheng Yong Bio-pharmaceutical Holding Company Limited, or the Buyer, Belmont Partners, LLC, or the Seller, and the Company.  Pursuant to the terms of the Purchase Agreement, on April 26, 2010, the Buyer acquired from the Seller 1,299,000 shares, or approximately 56.62%, of the issued and outstanding common stock of the Company.  In consideration for the sale of the Purchased Stock, the Buyer paid the Seller $280,000 and the Company agreed to issue to the Seller shares of its common stock such that the Seller will own 5% of the issued and outstanding capital stock of the Company after the closing of a merger transaction with an as of yet unidentified target corporation contemplated by the Purchase Agreement.  Joseph J. Meuse, the former President and a current director of the Company, is a managing member of the Seller.  The closing of the sale of the Purchased Stock, and the appointment of Qingyu Meng as President and Director of the Company and Yung Kong Chinas Secretary and Director of the Company, resulted in a change in control of the Company.  Qingyu Meng  is a director and President of the Buyer and Yung Kong Chin is a director and Secretary of the Buyer.

Further and in connection with the closing of the sale of the Purchased Stock, on April 26, 2010, Joseph J. Meuse, our former President and current Director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as our director that will become effective on the tenth day following the mailing by us of this Schedule 14f-1.   In addition, our board of directors on April 26, 2010 increased the size of the Board to two directors and appointed Yung Kong Chin and Qingyu Meng to fill the vacancies created by such resignation and increase in the size of the board of directors, which appointments will become effective upon the effectiveness of the resignation of Joseph J. Meuse as a director on the tenth day following the mailing by us of this Schedule 14f-1.

Insider Transactions Policies and Procedures

The Company does not currently have an insider transaction policy.

Director Independence

We currently do not have any independent directors, as the term “independent” is defined by the rules of the American Stock Exchange, nor will Messrs. Chin and Meng, our director nominees, be “independent” as defined by such rules.

EXECUTIVE COMPENSATION

The following table shows the compensation of our executive officers for the fiscal years ended March 31, 2010 and March 31, 2009:

Summary Compensation Table

			Long-Term Compensation
	Annual Compensation		Awards
Name and			Restricted	All Other
Principal Position	Year	Salary ($)	Stock	Compensation

Michael Klinicki,
Former President, Chief Executive	2010	$37,500	-0-	-0-
Officer, Chief Financial Officer,	2009	$12,500	$1,000	-0-
Secretary, Treasurer, Director

Joseph J. Meuse
Director, former President	2010	-0-	-0-	-0-

Option Grants in the Last Two Fiscal Years.

During the fiscal years ended March 31, 2010, and March 31, 2009, we have not granted any stock options to our named executive officers.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

During our fiscal year ended March 31, 2010, none of our named executive officers or directors exercised any options to purchase shares of Common Stock.  The following table sets forth, for each of our named executive officers and directors, the number and value of vested and unvested options held as of March 31, 2010 and the value of any in-the-money stock options, vested and unvested, as of such date.

	No. of Securities		Value of Unexercised In-The-Money Options
Name	Underlying Options Granted		at March 31, 2010

	Exercisable	Unexercisable	Exercisable	Unexercisable

Michael A. Klinicki	None	None	None	None

Joseph J. Meuse	None	None	None	None

Director Compensation

Directors of our Company are not compensated in cash for their services but are reimbursed for out-of-pocket expenses incurred in furtherance of our business.

CORPORATE GOVERNANCE

Audit, Nominating, Compensation Committees and Director Independence; Board Leadership Structure

Our Board of Directors currently has no independent directors and does not have standing audit, nominating or compensation committees as of the date hereof and the entire board is performing the functions normally associated with an audit, nominating and compensation committee. However, we anticipate the Company will in the future seek to form audit and other board committees in a manner consistent with American Stock Exchange listed companies.  The current nominee to be the Company’s sole Director currently serves as the Company’s chief executive officer.

Executive and Director Compensation Determination

Going forward the Board of Directors will annually review the performance and total compensation package for the Company’s executive officers, including the Chief Executive Officer, consider the modification of existing compensation, and the adoption of new plans.

Consideration of Director Nominees

In evaluating and determining whether to recommend a person as a candidate for election as a director, the Board of Directors considers the person’s qualities, skills and personal experience, which include business and professional background, history of leadership or contributions to other organizations, function skill set and expertise, general understanding of marketing, finance, accounting and other elements relevant to the success of a publicly-traded company in today’s business environment, and service on other boards of directors.  Other than as previously described, the Company has no specific policy with regard to the consideration of diversity in identifying nominees for director.  There are no specific minimum qualifications for nominees. The Board of Directors may employ a variety of methods for identifying and evaluating nominees for director. The Nominating Committee may assess the size of the Board, the need for particular expertise on the Board, the upcoming election cycle of the Board and whether any vacancies are expected, due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the Board of Directors will consider various potential candidates for director which may come to the Board of Directors’ attention through current Board members, professional search firms, shareholders or other persons. No fees have been paid to any third party to identify or evaluate potential director nominees.

In exercising its function of recommending individuals for nomination by the Board for election as directors, the Board of Directors considers nominees recommended by shareholders. The Board of Directors will consider candidates recommended by shareholders under the criteria summarized above. The Board of Directors will make an initial analysis of the qualities and skills of any candidate recommended by shareholders or others pursuant to the criteria summarized above to determine whether the candidate is suitable for service on our Board before deciding to undertake a complete evaluation of the candidate. If any materials are provided by a shareholder or professional search firm in connection with the nomination of a director candidate, such materials are forwarded to the Board of Directors as part of its review. The same identifying and evaluating procedures apply to all candidates for director nomination, including candidates submitted by shareholders.

If you would like the Board of Directors to consider a prospective candidate, please submit the candidate’s name and biographical description to: Cienega Creek Holdings, Inc., Room 2303, 2304 ShenFang Square, 3005 RenMing Road South, LuFung District, Shenzhen, China 518001. Attention: Chief Executive Officer.

Board of Directors’ Meetings

During our fiscal year ending March 31, 2010, we held three meetings of the Board of Directors.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of shareholders.  Neither applicable securities laws, nor the corporate laws of the State of Nevada require approval of the transactions contemplated by the sale of the Purchased Stock. No vote or other action is being requested of the Company’s shareholders. This Information Statement is provided for informational purposes only.

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Cienega Creek Holdings, Inc.
Room 2303, 2304 ShenFang Square, 3005 RenMing Road South,
LuFung District, Shenzhen, China 518001

Your letter should indicate that you are a shareholder of the Company.  Depending on the subject matter, management will:

●	Forward the communication to the Director or Directors to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Board on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

CIENEGA CREEK HOLDINGS, INC.

Date: April 28, 2010	By:	/s/ Qingyu Meng
Qingyu Meng
President